AuRico Gold

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Notice of Availability of Proxy Materials for AURICO GOLD INC. Annual and Special Meeting

Meeting Date and Location:

When: May 7, 2015
10:00 am (Eastern Time)

Where: Toronto Region Board of Trade, 77 Adelaide Street West, Toronto, Ontario

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other proxy materials before voting.

The management information circular and other relevant materials are available at:

www.envisionreports.com/AURICOGOLD2015

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Proxy or Voting Instruction Form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 27, 2015. If you do request the current materials, please note that another Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Proxy or Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact Toll Free, within North America - 1-844-428-7486 or Outside of North America - (647) 260-8880.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Management Information Circular where disclosure regarding the matter can be found.

1. **Election of Directors** - PART 2: BUSINESS OF THE MEETING, 2. Election of Directors
2. **Appointment of Auditors** - PART 2: BUSINESS OF THE MEETING, 3. Appointment of Auditors
3. **Approval of Amendments to the 2014 Employee Share Purchase Plan (the "2014 ESPP")** - PART 2: BUSINESS OF THE MEETING, 4. Approval of Amendments to the 2014 ESPP
4. **Advisory Vote on Approach to Executive Compensation** - PART 2: BUSINESS OF THE MEETING, 5. Advisory Vote on Approach to Executive Compensation

Voting

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PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Proxy or Voting Instruction Form.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial Statement delivery

• No Annual Report (or Annual Financial Statements) is (are) included in this mailing

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